

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2010

By U.S. mail and facsimile to (310) 782-6098

Mr. Robert E. Dose, Vice President of Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

> **RE: Virco Mfg. Corporation**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **File No. 1-8777**

Dear Mr. Dose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief